
CARTER HENRY'S, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021

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	2021
Operating Income	
Revenue	$ 166,593
Cost of Goods Sold	23,070
Gross Profit	143,523
Operating Expense	
Payroll	69,045
Rent	35,000
General & Administrative	28,237
Depreciation	8,978
Legal & Professional	2,697
Formation Expenses	-
	143,957
Net Loss from Operations	(434)
Other Income (Expense)	-
Net Loss	$ (434)

CARTER HENRY'S, LLC
BALANCE SHEET
DECEMBER 31, 2021

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<u>**2021**</u>

<u>ASSETS</u>

CURRENT ASSETS		
Cash	$	15,275
Inventory		27,500
TOTAL CURRENT ASSETS		42,775
NON-CURRENT ASSETS		
Fixed Assets		228,582
Accumulated Depreciation		(8,978)
TOTAL NON-CURRENT ASSETS		219,604
TOTAL ASSETS	$	262,379

<u>LIABILITIES AND MEMBERS' EQUITY</u>

NON-CURRENT LIABILITIES		
Related Party Loan		263,275
TOTAL LIABILITIES		263,275
MEMBERS' EQUITY		
Contributed Capital		3,207
Retained Deficit		(4,103)
TOTAL MEMBERS' EQUITY		(896)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	262,379

CARTER HENRY'S, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021
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	2021
Cash Flows From Operating Activities	
Net Loss For The Period	$ (434)
Depreciation & Amortization	8,978
Change in Inventory	(27,500)
Net Cash Flows From Operating Activities	(18,956)
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(228,582)
Net Cash Flows From Investing Activities	(228,582)
Cash Flows From Financing Activities	
Issuance of Related Party Loan	259,606
Increase in Contributed Capital	3,207
Net Cash Flows From Financing Activities	262,813
Cash at Beginning of Period	-
Net Increase In Cash	15,275
Cash at End of Period	$ 15,275